October 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Wei Lu

Re:  OLD DOMINION FREIGHT LINE, INC.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 24, 2021

File No. 000-19582

Ladies and Gentlemen:

Old Dominion Freight Line, Inc. (the “Company”) is in receipt of your comment letter dated October 15, 2021 related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Comment Letter”).

The Company respectfully requests an extension of an additional six business days to respond to the Comment Letter. The Company confirms that it will respond to the Comment Letter on or before November 8, 2021.

Thank you for your consideration. Please contact me at 336.822.5519 if you have any questions.

Sincerely,

/s/ Kimberly S. Maready

Kimberly S. Maready

Vice President – Accounting and Finance

cc: Adam N. Satterfield